Exhibit 99.1

Atotech Reports Unaudited Fourth Quarter and Full-Year 2021 Results

•	Generates record full-year 2021 revenues of $1.5 billion[1], an increase of 21% over the prior-year period, including chemistry organic revenue growth of 11%

•

Reports 2021 net income of $7.5 million, compared to a net loss of $289 million in 2020, the latter including impairment charges of $279.5 million of our GMF segment as a result of changed market conditions caused by the COVID-19 pandemic

•	Delivers record 2021 Adjusted EBITDA[2] of $458 million, a 26% increase over the prior-year period

•	Year-end Net debt leverage decreased to 2.8x

BERLIN, Germany – April 4, 2022 – Atotech (NYSE: ATC), a leading specialty chemicals technology company and a market leader in advanced electroplating solutions, today reported unaudited financial results for the fourth quarter and full year ended December 31, 2021. Chemistry organic revenue growth, a key performance indicator for the Company, increased 11% compared to the full year of 2020. Chemistry organic revenue growth reflects chemistry revenue growth excluding the impact of foreign exchange translation (“FX”) and palladium pass-through (“palladium”).

Management Commentary

Geoff Wild, Atotech’s Chief Executive Officer, said, “Thanks to the tremendous efforts of our teams across Atotech, we had a strong close to 2021, delivering a fourth quarter that was ahead of guidance on all measures. As expected, fourth quarter growth rates normalized compared to the previous quarters of 2021 due to the higher comparison base in the fourth quarter of 2020.

“Over the course of 2021, Atotech experienced strong demand for its advanced electronics chemistry and equipment solutions,” continued Mr. Wild. “Underlying factors driving this demand include pandemic-related demand for computers and servers, 5G proliferation in the smartphone space, and the recovery of the automotive industry. In our GMF segment, the impact of chip shortages on the automotive industry was partially offset by stronger demand from other industrial production, including construction, sanitary, and heavy machinery. The introduction of our sustainability-related products, such as Covertron, Dynasmart, and Fumalock, has also been a highlight this year.”

Fourth-quarter 2021 Results

Total revenue was $387 million for the fourth quarter of 2021, an increase of 6% over the prior-year period. Total organic revenue, which reflects total revenue excluding the impact of FX and palladium, increased 7%. These results were supported by organic growth in chemistry revenue of 2%, impacted by lower-than-expected automotive market growth rates.

[1]	The financial information for the fourth quarter and full-year 2021 included herein is preliminary unaudited financial information. See “Unaudited Financial Information” below.
[2]

Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should be considered in addition to, but not as a substitute for, the information provided in accordance with IFRS. A reconciliation for Adjusted EBITDA to the most directly comparable IFRS financial measure is provided in the Reconciliation of Adjusted EBITDA to Consolidated Net Income (Loss) table. We are not able to forecast Consolidated net income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect Consolidated net income (loss), including, but not limited to, Income taxes, Interest expense, net, and Foreign exchange income (loss).

Adjusted EBITDA was $118 million for the fourth quarter of 2021, an 11% increase over the prior-year period, reflecting chemistry organic volume growth and a strong equipment business with many deliveries before year-end.

Diluted earnings per share was $0.15 for the fourth quarter ended December 31, 2021, and Adjusted EPS was $1.33.

Adjusted EBITDA margin was 30% for the fourth quarter of 2021, up 100 basis points over the prior-year period. The increase reflects a strong chemistry product mix, positive scale effects, and a successful start of the Company’s price-increase initiatives to offset inflationary conditions.

Fourth-quarter 2021 Segment Highlights

Electronics: Revenue for the fourth quarter of 2021 in the Company’s Electronics segment was $254 million, an increase of 9% over the prior-year period. Total organic revenue grew 11%, consisting of 6% chemistry organic growth and a 32% increase in equipment organic revenue. End-market demand for computing applications and high-end smartphones continued to gain momentum, but the overall slowdown in the Automobile sector for Electronics was also noticeable. As in prior quarters for 2021, the global build-out of production capacity for high-end applications translated into strong demand for our equipment.

Adjusted EBITDA for our Electronics segment was $86 million for the fourth quarter of 2021, a 22% increase over the prior-year period, primarily driven by chemistry volume growth. Adjusted EBITDA margin was 34%, at prior-year level, driven by a strong chemistry product mix and successful equipment projects.

General Metal Finishing: Revenue for the fourth quarter of 2021 in our GMF segment was $133 million, a decrease of 0.3% over the prior-year period. Total organic GMF revenue increased 1%, consisting of a 3% decline in chemistry organic revenue and 146% growth in organic revenue for equipment. The decline in chemistry organic revenue was primarily due to a high comparison base in Q4 2020 after a strong recovery from the pandemic-depressed markets at the end of 2020, and continued impact of the chip shortage to automotive production worldwide.

Adjusted EBITDA for the Company’s GMF segment was $32 million, a 12% decline compared to the prior-year quarter, primarily reflecting a high comparison base.

MKS Transaction

Atotech is disclosing its fourth quarter and full-year 2021 financial results on a preliminary, unaudited basis as the Company on July 1, 2021 announced that it had entered into a definitive agreement with MKS Instruments, Inc. (“MKS”), a global provider of technologies that enable advanced processes and improve productivity. Under the agreement, MKS will acquire Atotech for $16.20 in cash and 0.0552 of a share of MKS common stock for each Atotech common share (the “MKS Transaction”). The MKS Transaction is to be effected by means of a scheme of arrangement under Article 125 of the Companies (Jersey) Law 1991 (as amended).

The MKS Transaction has been unanimously approved by the MKS and Atotech boards of directors, and each of the resolutions put to the Company’s shareholders at the court meeting and the general meeting convened in connection with the MKS Transaction, which were each held on November 3, 2021, were passed by the requisite majority of votes.

Atotech previously announced that it has agreed to extend the date for completing MKS Instruments, Inc.’s (“MKS”) pending acquisition of Atotech to September 30, 2022 from March 31, 2022. The extension is intended to allow additional time for receipt of regulatory approval from China’s Safe Administration for Market Regulation (“SAMR”). In addition to receiving approval from SAMR, the acquisition, which is to be effected by means of a scheme of arrangement under the laws of the Bailiwick of Jersey, is subject to obtaining the required sanction by the Royal Court of Jersey and the satisfaction of customary closing conditions.

Update Regarding Geopolitical Events and Palladium Sourcing

Atotech noted that its direct exposure to Ukraine and Russia is immaterial to operations and financial results, and is expected to be immaterial on a combined company basis as well. The Group does not source palladium directly from Russia or Ukraine, and the majority of its palladium is from South Africa and recycling sources. Additionally, the Group is continuing to pass the cost of palladium on to customers in order to mitigate the impact of price volatility on the Group’s results from operations.

Conference Call

In light of the pending transaction with MKS, the Company will not host a conference call in connection with this release.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” and similar expressions and variations or negatives of these words.

These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies, and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, and such differences could be material. We undertake no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

More information on potential factors that could affect Atotech’s financial results is available in “Forward-Looking Statements”, the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” within Atotech’s most recent Annual Report on Form 20-F, and in other documents that we have filed with, will file with, have furnished to, or will furnish to the U.S. Securities and Exchange Commission (the “SEC”), and such factors include, but are not limited to: the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID-19 pandemic, as well as the current and potential travel restrictions, stay-at-home orders, and other economic restrictions implemented to address it; uncertainty, downturns, and changes in our target markets; foreign currency exchange rate fluctuations; reduced market acceptance and inability to keep pace with evolving technology and trends; loss of customers; increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations; our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation; our failure to compete successfully in product development; our ability to successfully execute our growth initiatives, business strategies, and operating plans; whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all; material costs relating to environmental and health-and-safety requirements or liabilities; underfunded defined benefit pension plans; risk that the insurance we maintain may not fully cover all potential exposures; failure to comply with the anti-corruption laws of the United States and various international jurisdictions; tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains; political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China; regulations around the production and use of chemical substances that affect our products; the United Kingdom’s withdrawal from the European Union; weak intellectual property rights in jurisdictions outside the United States; intellectual property infringement and product liability claims; our substantial indebtedness; our ability to obtain additional capital on commercially reasonable terms may be limited; risks related to our derivative instruments; our ability to attract, motivate, and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, including, for example, the recent Russia/Ukraine crisis and resulting sanctions against Russia and its economy and other impacts on the global economy, among other things; natural disasters that may materially adversely affect our business, financial condition, and results of operations; the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities; damage to our brand reputation; Carlyle’s ability to control our common shares; risks relating to the pending MKS Transaction, including that such transaction may not be consummated; any statements of belief and any statements of assumptions underlying any of the foregoing; and other factors beyond our control.

Additional Information and Where to Find It

Shareholders may obtain a free copy of the scheme document published by Atotech on September 28, 2021 in relation to the MKS Transaction (the “Scheme Document”) and other documents Atotech files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. The Scheme Document is also available free of charge on Atotech’s investor relations website at investors.atotech.com together with copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed MKS Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed MKS Transaction will be implemented solely pursuant to the scheme of arrangement, subject to the terms and conditions of the definitive agreement between MKS and Atotech, dated July 1, 2021, which contains the full terms and conditions of the proposed MKS Transaction.

Unaudited Financial Information

The information included in this release reflect our preliminary unaudited financial results for the year or quarter ended December 31, 2021. Our independent registered public accounting firm, KPMG AG Wirtschaftsprüfungsgesellschaft (Germany), has not audited, reviewed, compiled, or performed any procedures on this information. KPMG AG Wirtschaftsprüfungsgesellschaft (Germany) does not express an opinion or any other form of assurance with respect to the financial information included in this release. During the course of the preparation and review of our consolidated financial statements and related notes for the year ended December 31, 2021, we and our auditors may identify items that would require us to make material adjustments to the preliminary unaudited information presented above. Accordingly, you should not place undue reliance upon this information and should not draw any inferences from this information regarding financial or operating data not presented.

Non-IFRS Financial Measures

This communication contains certain non-IFRS financial measures designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. However, our use of these non-IFRS financial measures may vary from that of others in our industry. Our non-IFRS metrics have limitations as analytical tools, and you should not consider them in isolation or as alternatives to consolidated net income (loss) or other performance measures derived in accordance with IFRS as measures of operating performance, operating cash flows or liquidity. The Company believes that these measures are important and supplement discussions and analysis of its results of operations and enhances an understanding of its operating performance. See the Appendix for a reconciliation of the non-IFRS financial measures.

About Atotech

Atotech is a leading specialty chemicals technology company and a market leader in advanced electroplating solutions. Atotech delivers chemistry, equipment, software, and services for innovative technology applications through an integrated systems-and-solutions approach. Atotech solutions are used in a wide variety of end-markets, including smartphones and other consumer electronics, communications infrastructure, and computing, as well as in numerous industrial and consumer applications such as automotive, heavy machinery, and household appliances.

Atotech’s team of 4,000 experts in over 40 countries generated revenues of $1.5 billion in 2021. Atotech, headquartered in Berlin, Germany, has manufacturing operations across Europe, the Americas, and Asia. With its well-established innovative strength and industry-leading global TechCenter network, Atotech delivers pioneering solutions combined with unparalleled on-site support for over 8,000 customers worldwide. For more information about Atotech, please visit us at atotech.com.

Contacts:

Media relations:

Susanne Richter

+49 30 349 85 418

press@atotech.com

Investor relations:

Lex Suvanto / Patrick Ryan / Ruediger Assion

Edelman

Emails: lex.suvanto@edelman.com / Patrick.ryan@edelman.com / Ruediger.assion@edelman.com

Financial Statement Tables

ATOTECH LIMITED

Consolidated Statements of Comprehensive Income/(Loss)

	Three months ended (unaudited)
($ in millions), except earnings per share	Dec 31, 2021	Dec 31, 2020
Revenue	$386.5	$365.4
Cost of sales, excluding depreciation and amortization	(185.7)	(173.8)
Depreciation and amortization	(49.0)	(45.4)
Selling, general and administrative expenses	(82.5)	(72.1)
Research and development expenses	(13.3)	(17.6)
Restructuring benefit (expenses)	0.2	(0.7)
Operating profit (loss)	56.2	55.8
Interest expense	(14.1)	(36.4)
Other income (expense), net	6.8	23.4
Income (loss) before income taxes	48.8	42.8
Income tax expense	(18.7)	(20.4)
Consolidated net income (loss)	$30.1	$22.4

Earnings per share
Basic earnings (loss) per share	0.15	(0.12)
Diluted earnings (loss) per share	0.15	(0.12)

	Three months ended (unaudited)
($ in millions)	Dec 31, 2021	Dec 31, 2020
Consolidated net income (loss)	$30.1	$22.4
Other comprehensive income (loss)
Actuarial gains and losses	8.2	10.0
Tax effect	(2.4)	(3.0)
Items not potentially reclassifiable to statement of income	5.8	7.0
Currency translation adjustment	(6.0)	92.1
Hedge reserve	—	(10.5)
Thereof: Income (cost) of Hedging (OCI II)	—	0.5
Other	0.5	1.5
Items potentially reclassifiable to statement of income (loss), net of tax	(5.5)	83.1
Total other comprehensive income (loss), net amount	$0.3	$90.1
Comprehensive income (loss)	$30.4	$112.5

ATOTECH LIMITED

Consolidated Statements of Comprehensive Income/(Loss)

	Twelve months ended
($ in millions), except earnings per share	Dec 31, 2021 (unaudited)	Dec 31, 2020 (audited)
Revenue	1,499.2	1,234.3
Cost of sales, excluding depreciation and amortization	(731.8)	(558.0)
Depreciation and amortization	(181.4)	(450.3)
Selling, general and administrative expenses	(289.5)	(270.2)
Research and development expenses	(53.3)	(54.4)
Restructuring benefit (expenses)	0.6	(2.5)
Operating profit (loss)	243.8	(101.2)
Interest expense	(107.2)	(144.5)
Other income (expense), net	(52.4)	20.6
Income (loss) before income taxes	84.1	(225.1)
Income tax expense	(76.6)	(64.3)
Consolidated net income (loss)	7.5	(289.4)
Earnings per share	(0.04)	(4.64)
Basic earnings (loss) per share	(0.04)	(4.64)
Diluted earnings (loss) per share	(0.04)	(4.64)

	Twelve months ended
($ in millions)	Dec 31, 2021 (unaudited)	Dec 31, 2020 (audited)
Consolidated net income (loss)	7.5	(289.4)
Other comprehensive income (loss)
Actuarial gains and losses	20.2	(3.8)
Tax effect	(5.9)	1.1
Items not potentially reclassifiable to statement of income	14.3	(2.8)
Currency translation adjustment	(77.1)	114.9
Hedge reserve	(0.4)	(13.4)
Thereof: Income (cost) of Hedging (OCI II)	2.2	2.0
Other	0.5	1.5
Items potentially reclassifiable to statement of income (loss), net of tax	(77.0)	103.0
Total other comprehensive income (loss), net amount	(62.7)	100.2
Comprehensive income (loss)	(55.2)	(189.2)

ATOTECH LIMITED

Consolidated Statements of Financial Position

	As of
($ in millions)	Dec. 31, 2021 (unaudited)	Dec. 31, 2020 (audited)
Assets
Non-current assets
Property, plant and equipment	$328.9	$359.4
Intangible assets	1,343.0	1,471.0
Goodwill	786.9	804.1
Right-of-use assets	83.4	104.1
Other financial assets	8.9	70.3
Other non-financial assets	3.5	2.7

Total non-current assets	2,554.7	2,811.6

Current assets
Inventories	185.8	145.4
Trade receivables	290.4	262.0
Other financial assets	18.9	24.9
Other non-financial assets	24.4	24.1
Tax assets	51.2	46.4
Cash and cash equivalents	371.6	320.1
Total current assets	942.3	822.9
Total assets	$3,496.9	$3,634.5

Liabilities & shareholders’ equity
Shareholders’ equity
Common shares and preferred shares	19.5	102.1
Paid-in surplus and retained earnings	819.5	261.6
Currency translation adjustment and other reserves	57.3	120.0

Total shareholders’ equity	896.3	483.7

Non-current liabilities
Borrowings	$1,540.9	$2,065.7
Deferred tax liabilities	306.1	340.8
Employee benefits	143.4	176.2
Provisions	9.3	13.2
Lease liabilities	52.1	67.7
Other financial liabilities	0.1	1.5
Total non-current liabilities	2,052.0	2,665.1

Current liabilities
Borrowings	10.7	0.5
Trade payables	259.2	221.0
Tax liabilities	93.0	99.2
Lease liabilities	12.1	13.8
Other financial liabilities	11.5	38.5
Other non-financial liabilities	146.2	89.7
Provisions	16.1	23.0

Total current liabilities	548.7	485.8

Total liabilities & shareholders’ equity	$3,496.9	$3,634.5

ATOTECH LIMITED

Consolidated Statement of Cash Flows

	Twelve months ended
($ in millions)	Dec 31, 2021 (unaudited)	Dec 31, 2020 (audited)
Operating activities
Consolidated net income (loss)	$7.5	$(289.4)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	181.4	450.3
Income taxes and changes in non-current provisions	67.0	55.1
(Gains)/losses on disposals of assets	1.0	1.5
Net (gain)/loss on financial instruments at fair value	54.1	(36.8)
Accrued financial interest costs	70.5	128.9
Amortization of deferred financing cost, including original issuance discounts	35.3	15.6
Interest paid	(68.2)	(126.9)
Taxes paid	(118.0)	(70.6)
Other	(18.3)	(0.1)
(Increase)/decrease in inventories	(46.4)	(10.8)
(Increase)/decrease in trade receivables	(0.2)	(9.1)
Increase/(decrease) in trade payables	49.5	40.7
Changes in other assets and liabilities	(1.5)	12.5

Cash flow provided by operating activities	213.7	160.6

Investing activities
Acquisition of subsidiaries, net of cash acquired	—	(2.7)
Intangible assets and property, plant and equipment additions	(56.5)	(52.8)
Other investments and increase in non-current loans	—	(0.1)
Proceeds from disposals of intangible assets and property, plant and equipment	5.5	0.2
Repayments of non-current loans	0.1	0.3

Cash flow used in investing activities	(51.0)	(55.0)

Financing activities
Issuance of shares	473.4	—
Issuance of non-current debt	130.0	175.1
Repayment of non-current debt	(685.7)	(255.2)
Changes in current borrowings and bank debt	0.7	(17.4)
Changes in current financial assets and liabilities	(1.5)	0.0
Payment of lease liabilities	(15.3)	(15.3)
Payment of deferred finance costs	—	(9.2)
Cash flow used in financing activities	(98.4)	(122.0)

Net (decrease)/increase in cash and cash equivalents	64.3	(16.4)

Effect of exchange rates	(12.8)	33.7
Cash and cash equivalents at the beginning of the period	320.1	302.7

Cash and cash equivalents at the end of the period	$371.6	$320.1

ATOTECH LIMITED

Revenue Data

	Three months ended (unaudited)
($ in millions)	Dec 31, 2021	Dec 31, 2020
Type of goods or service
Chemistry revenue	$322.3	$318.1
Equipment revenue	64.2	47.3

Total revenue from contracts with customers	386.5	365.4

Geographical market
Asia	317.8	272.6
Europe	36.8	63.8
Americas	31.9	29.0

Total revenue from contracts with customers	$386.5	$365.4

ATOTECH LIMITED

Segment Data

	Three months ended (unaudited)
	Dec 31, 2021			Dec 31, 2020
($ in millions)	EL	GMF	Total	EL	GMF	Total
Revenue	253.9	132.6	$386.5	232.4	133.0	$365.4
thereof Chemistry revenue	198.9	123.3	322.3	188.8	129.3	318.1
thereof Equipment revenue	54.9	9.3	64.2	43.6	3.7	47.3
Segment Adjusted EBITDA	85.9	31.6	117.6	70.3	36.0	106.3

ATOTECH LIMITED

Reconciliation of Adjusted EBITDA to Consolidated Net Income (Loss)

	Three months ended (unaudited)
($ in millions)	Dec 31, 2021	Dec 31, 2020
Consolidated net income (loss)	$30.1	$22.4
Interest expense, net	9.9	36.4
Income taxes	18.7	20.4
Depreciation and amortization (excluding impairment charges)	45.0	43.4
EBITDA	$103.8	$122.5
Non-cash adjustments(a)	4.9	(32.2)
Foreign exchange loss(b)	1.8	11.6
Restructuring(c)	(0.2)	0.7
Transaction related costs(d)	5.7	2.8
Management fee(e)	1.2	0.4
COVID-19 adjustment(f)	0.3	0.4
Adjusted EBITDA	$117.6	$106.3

thereof EL Segment Adjusted EBITDA	$85.9	$70.3

thereof GMF Segment Adjusted EBITDA	$31.6	$36.0

(a)

Eliminates the impact of (1) share-based compensation expenses, (2) losses on the sale of fixed assets, (3) impairment charges, (4) mark to market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions and bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes, and (5) valuation adjustments from the revaluation of the earn-out liability initially recognized in 2019. The dollar value of these non-cash adjustments for each period presented above is set forth below:

	Three months ended (unaudited)
($ in millions)	Dec 31, 2021	Dec 31, 2020
Share-based compensation	$3.9	$0.1
Losses on the sale of fixed assets	1.6	0.6
Impairment charges	4.0	2.0
Mark-to-market adjustments	(3.4)	(34.8)
Valuation adjustments	(1.2)	0.0
Non-cash adjustments	$4.9	$(32.2)

(b)	Eliminates net foreign currency transactional gains and losses on balance sheet items.
(c)	Eliminates charges resulting from restructuring activities principally from the Company’s cost reduction efforts.
(d)

Reflects an adjustment to eliminate (1) IPO-related costs linked to the existing equity, (2) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives, and (3) for the three months ended December 31, 2021 the increased expenses of the D&O insurance in connection with the IPO.

(e)

Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the Third anniversary of the IPO and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company. Management does not view these fees as indicative of the Company’s operational performance and the removal of these fees from Adjusted EBITDA is consistent with the calculation of similar measures under our old senior secured credit facilities and our new credit agreement as well as the indentures that previously governed the Holdco Notes and Opco Notes.

(f)	Eliminates charges in connection with masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations.

ATOTECH LIMITED

Chemistry Revenue Growth Reconciliation

	Three months ended Dec 31, 2021 (unaudited)
	Reported Revenue Growth	Impact of Currency	Palladium Pass- Through	Organic Growth
Electronics	5%	0%	1%	6%
General Metal Finishing	-5%	1%	0%	-3%

Total	1%	1%	1%	2%

ATOTECH LIMITED

Reconciliation of Consolidated Net Income (Loss) to Adjusted EPS

	Twelve months ended (unaudited)
($ in millions)	Dec 31, 2021	Dec 31, 2020
Consolidated net income (loss)	$7.5	$(289.4)
Reversal of amortization expenses(a)	113.8	108.1
One-off interest due to refinancing(b)	54.7	—
Non-cash adjustments(c)	89.7	250.7
Foreign exchange loss(c)	(13.0)	14.8
Restructuring(c)	(0.6)	2.5
Transaction related costs(c)	19.9	7.6
Management fee(c)	2.6	2.7
COVID-19 adjustment(c)	0.9	2.2
Tax impact of pre-tax non GAAP adjustments	(28.9)	(28.6)
Adjusted Net Income from continuing operations	$246.7	$70.7
Weighted average number of shares outstanding	184,962,274	91,152,556
Number of shares as of latest balance sheet date	194,695,832	194,695,832
Adjusted EPS(d)	1.33	0.78
ProForma Adjusted EPS(e)	1.27	0.36

(a)	Eliminates the impact of amortization expenses.
(b)	Eliminates the one-off derecognition of capitalized financing costs resulting from the refinancing.
(c)	Please refer to Adjusted EBITDA reconciliation for definition of adjustments items.
(d)	Adjusted Net Income from continuing operations divided by weighted average number of shares outstanding.
(e)	Adjusted Net Income from continuing operations divided by number of shares as of latest balance sheet date.